Exhibit 99.2

TABLE OF CONTENTS

DISCUSSION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018	4

PROPOSAL 1 – ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018	5

PROPOSAL 2 – DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES	6

PROPOSAL 3 – RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR	7

PROPOSAL 4 – RE-APPOINTMENT OF ONE EXECUTIVE DIRECTOR	9

PROPOSAL 5 – INCREASE IN ANNUAL CASH COMPENSATION FOR OUR CHAIRMAN	10

PROPOSAL 6 – AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS	11

PROPOSAL 7 – AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR FOR THE PERFORMANCE YEAR 2016	12

PROPOSAL 8 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES	20

PROPOSAL 9 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO EMPLOYEE INCENTIVE SCHEMES	21

PROPOSAL 10 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES	22

PROPOSAL 11 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES	23

PROPOSAL 12 – APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2019	24

PROPOSALS FOR THE 2020 ANNUAL GENERAL MEETING	25

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	26

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING

To Be Held On June 28, 2019

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting to be held on Friday, June 28, 2019, beginning at 9:00 Central European Time (“CET”) at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands (the “Annual General Meeting”), and at any adjournments thereof.

The meeting of shareholders, to which this Proxy Statement relates, constitutes the Annual General Meeting under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange (“NYSE”).

Attending the Annual General Meeting

The Annual General Meeting will be held on June 28, 2019, at 9:00 CET, at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 4, 2019.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by 17:00 CET on June 21, 2019. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET on June 21, 2019. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the Record Date (defined below). Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of the NYSE on May 31, 2019 (the “Record Date”) according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 71,887,927 according to the share register of American Stock Transfer & Trust Company, LLC as of the close of the NYSE on the Record Date.

Holders in Street Name

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust Company, LLC or our shareholders’ register. For shares held in street name, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the holders in street name. If you plan to attend the Annual General Meeting and vote your shares held in street name in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on (1) the adoption of our Dutch statutory annual accounts of the Company for the financial year ended December 31, 2018, (2) the discharge of the members of our Board from certain liabilities for the financial year 2018, (3) the re-appointment of one Non-Executive Director, (4) the re-appointment of one Executive Director, (5) the increase in the annual cash compensation for our Chairman, (6) the award of restricted shares to our Non-Executive Directors, (7) the award of performance shares to our Executive Director for the 2016 performance year, (8) the designation of the Board as the corporate body of the Company authorized to issue shares and to grant rights to subscribe for up to 2,035,547 shares in the share capital of the Company in relation to employee incentive schemes as described in this Proxy Statement, (9) the designation of the Board as the corporate body of the Company authorized to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to employee incentive schemes as described in this Proxy Statement, (10) the designation of the Board as the corporate body of the Company authorized to issue and grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company for general corporate purposes, as described in this Proxy Statement, (11) the designation of the Board to restrict or exclude pre-emption rights when issuing of shares for general corporate purposes as described in this Proxy Statement, (12) the appointment of KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ending December 31, 2019, and (13) the transaction of such other business as may properly come before the Annual General Meeting or any adjournments thereof.

If you vote by proxy WITHOUT indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts of the Company for the financial year ended December 31, 2018;

•	The discharge of the members of our Board from certain liabilities for the financial year ended December 31, 2018;

•	The re-appointment of one Non-Executive Director;

•	The re-appointment of one Executive Director;

•	The increase in the annual cash compensation for our Chairman;

•	The award of restricted shares to our Non-Executive Directors;

•	The award of performance shares to our Executive Director for the 2016 performance year;

•

The designation of the Board as the corporate body authorized to issue shares and to grant rights to subscribe for up to 2,035,547 shares in the share capital of the Company in relation to the Company’s employee incentive schemes;

•	The designation of the Board as the corporate body authorized to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to employee incentive schemes;

•

The designation of the Board as the corporate body authorized to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company at such a price, and on such conditions as determined for each issue by the Board for general corporate purposes;

•	The designation of the Board as the corporate body authorized to restrict or exclude pre-emption rights in respect of any issuance of shares for general corporate purposes;

•	The appointment of KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ending December 31, 2019; and

•	To transact such other business as may properly come before the Annual General Meeting or any adjournments thereof.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this Proxy Statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” occur when a beneficial owner of shares that are held in street name does not give instructions to a bank, brokerage or nominee holding the shares as to how to vote on matters deemed “non-routine.” Accordingly, the bank, brokerage or nominee holding the shares does not have discretionary authority to vote on such matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or a ballot voted in person at the Annual General Meeting. Shares will not be voted in favour of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

DISCUSSION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

a.

At the Annual General Meeting, we will (in accordance with section 2:135 paragraph 5a of the Dutch Civil Code) discuss the execution of the remuneration policy during the year 2018 on the basis of the information provided by the Company on pages 25 through 26 and pages 90 through 98 of the Dutch statutory annual accounts for the financial year ended December 31, 2018 (“2018 Annual Accounts”).

b.	We will report on the business and the results of operations for the financial year ended December 31, 2018 based on the 2018 Annual Accounts.

We will discuss the application of the Dutch Corporate Governance Code. Shareholders will not be entitled to adopt a binding resolution in connection with the application of the Dutch Corporate Governance Code by the Company.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

PROPOSAL 1 – ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

Our shareholders will be asked to adopt the 2018 Annual Accounts.

Our 2018 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2018 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States. A copy of the 2018 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2018 Annual Accounts.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF OUR 2018

ANNUAL ACCOUNTS.

PROPOSAL 2 – DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board from certain liabilities with respect to the exercise of their duties during our financial year ended December 31, 2018. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year ended December 31, 2018. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018.

PROPOSAL 3 – RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of our class III Non-Executive Director, Mr. Jean Mandeville, shall expire immediately following this Annual General Meeting.

The Board, after due consideration, recommends that Mr. Mandeville be re-appointed for a three-year term (such that Mr. Mandeville’s term shall expire immediately following the Annual General Meeting in 2022) as Non-Executive Director.

The Board has considered that best practice provision 2.2.2 of the Dutch Corporate Governance Code provides that “A supervisory board member is appointed for a period of four years and may then be reappointed once for another four-year period. The supervisory board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the supervisory board.” The provisions of the Dutch Corporate Governance Code relating to supervisory board members apply mutatis mutandis to non-executive board members. The Dutch Corporate Governance Code applies the “comply or explain” principle. If a company decides to deviate from the Code, this must be explained in the company’s annual report.

Since Mr. Mandeville was first appointed as member of the Board in January 2011, an extension of his term would result in a deviation from this best practice provision. For the reasons mentioned hereafter, the Nominating Committee of the Board has concluded that this deviation is in the best interest of the Company and its stakeholders.

•

The Company, being part of a relatively new and fast growing industry, is rapidly evolving and developing. This rapid development of the Company and the industry means that it is critical for the Company to ensure it has the right industry expertise on its Board, as this is a stabilizing factor for the Company and its management.

•	The pool of persons with the right expertise and talent is limited.

•

Mr. Mandeville, in his capacity as Chairman of the Board, plays a pivotal role in enabling the Company to continue to grow and is able to perform this role due to his financial, Company and industry expertise. The Company and its management greatly benefits from his knowledge and support.

Having considered best practice provision 2.2.2 of the Dutch Corporate Governance Code, the Board and its Nominating Committee have concluded that it is in the best interest of the Company and its stakeholders to deviate from this provision in relation to the re-appointment of Mr. Mandeville. By the end of Mr. Mandeville’s upcoming three-year term the Company will again assess whether it deems deviation from best practice provision 2.2.2 of the Dutch Corporate Governance Code still necessary.

Jean Mandeville, Non-Executive Director

Mr. Mandeville serves on the Board, to which he was appointed in January 2011. Since June 2015, Mr. Mandeville has served as the Chairman of the Board. From October 2008 to December 2010, he served as Chief Financial Officer and Board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd./Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Master’s degree in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF JEAN MANDEVILLE AS NON-EXECUTIVE DIRECTOR.

PROPOSAL 4 – RE-APPOINTMENT OF ONE EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of our class III Executive Director, Mr. David Ruberg, shall expire immediately following this Annual General Meeting.

The Board, after due consideration, recommends that Mr. Ruberg be re-appointed for a three-year term (such that Mr. Ruberg’s term shall expire immediately following the Annual General Meeting in 2022) as Executive Director.

David Ruberg, Executive Director

Mr. Ruberg joined the Company as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board of the Company from 2002 to 2007 and on the Management Board of the Company from 2007 until its conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm, from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, where he contributed to the development of operating systems and computer languages. He holds a Bachelor’s degree from Middlebury College and a Master’s degree in Computer and Communication Sciences from the University of Michigan.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF DAVID RUBERG AS EXECUTIVE DIRECTOR.

PROPOSAL 5 – INCREASE IN ANNUAL CASH COMPENSATION FOR OUR CHAIRMAN

At the request of our Compensation Committee, the compensation of our Non-Executive Directors was benchmarked by PricewaterhouseCoopers Belastingadviseurs N.V. On the basis of this benchmark the Board decided not to propose changes to the compensation of our Non-Executive Directors, except to the compensation of our Chairman as the current level of cash compensation for our Chairman is not consistent with market practice.

At the Annual General Meeting, our shareholders will therefore be asked to adopt, as of July 1, 2019, an increase in the annual cash compensation of our Chairman from EUR 50,000 gross to EUR 60,000 gross, which increased compensation will be in addition to the annual cash compensation for a Non-Executive Director of EUR 40,000 gross.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE INCREASE, FROM JULY 1, 2019 ONWARDS, IN THE ANNUAL CASH COMPENSATION FOR THE CHAIRMAN OF OUR BOARD TO EUR 60,000 GROSS.

PROPOSAL 6 – AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

For the year ending December 31, 2019, the annual cash compensation for each of our Non-Executive Directors is EUR 40,000 gross, with the Chairman, subject to the adoption of proposal 5 at this Annual General Meeting, receiving an additional cash compensation of EUR 55,000 gross (which is the average of €50,000 gross per annum earned until June 30, 2019 and €60,000 gross per annum earned from July 1, 2019 onwards) (together, the “Board Compensation”).

For the year ending December 31, 2019, the cash fees for committee participation are listed below:

•

Audit Committee. Each member of the Company’s Audit Committee will receive EUR 20,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Audit Committee will receive a further EUR 10,000 gross per annum; and

•

Compensation Committee. Each member of the Company’s Compensation Committee will receive EUR 5,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Compensation Committee will receive a further EUR 5,000 gross per annum.

Cash fees for committee participation have not changed compared to the financial year ended December 31, 2018.

At the Annual General Meeting, our shareholders will be asked to approve the following share compensation award of the Non-Executive Directors for the period between the 2019 Annual General Meeting and the 2020 Annual General Meeting.

Each Non-Executive Director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is filed as an exhibit to the Form 6-K filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2014) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the NYSE on the day of the Annual General Meeting;

•	All restricted shares will vest on the day of the next Annual General Meeting subject to the Non-Executive Director having served for the entire period;

•

The restricted shares will be locked up (non-exercisable) for a period that will end three years from the date of award or on the date the Non-Executive Director ceases to be a Non-Executive Director of the Company, whichever is sooner; and

•	Upon a change of control, the restricted shares will vest immediately and any lock up provisions will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED SHARES TO EACH OF OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

PROPOSAL 7 – AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR FOR THE PERFORMANCE YEAR 2016

Introduction

The following pages outline the Executive Director’s compensation philosophy, program, and actual compensation for the year ended December 31, 2018.

The total direct compensation program for our Executive Director consists of (i) a base salary, (ii) short-term incentives (“STI”) in the form of an annual cash bonus, (iii) long term incentives (“LTI”) in the form of performance shares, and (iv) perquisites consisting of a car allowance. The compensation related to each element takes into consideration industry benchmark data and trends in executive compensation, the Company’s performance, and the impact and contribution of the Executive Director to the long-term success of our business.

2018 Company Performance Highlights

The following graphs summarize the Company’s Revenue and Adjusted EBITDA1 performance in 2017 and 2018, and the performance of the Company’s share price over 2018 and the three-year period 2016 to 2018.

[1]

Adjusted EBITDA is a non-International Financial Reporting Standards (“IFRS”) measure and is not a measure of financial performance under IFRS. Adjusted EBITDA should not be considered as an alternative to Operating income, as a measure of liquidity, or as an indicator of our operating performance or any other measure implemented in accordance with IFRS. Please see pages 43 and 45 - 47 in our Annual Report on Form 20-F as filed with the SEC on April 30, 2019 , for a reconciliation of Net income to Adjusted EBITDA and for other important information with regard to Adjusted EBITDA.

Compensation-Setting Process

In accordance with the Company’s Director’s Remuneration Policy, the Executive Director’s compensation is determined by the Board, which determination shall be based on recommendations made by the Board’s Compensation Committee. This is based on (a) consultation with our independent compensation advisor, Mercer LLC (“Mercer”), (b) market data within the Company’s peer group (as defined below) and (c) performance against predetermined targets. The LTI portion of the Executive Director’s compensation requires shareholder approval. The Executive Director is not present in meetings when discussions or decisions are taken regarding his compensation package.

Compensation Philosophy and Objectives

The goal of the Company’s Director’s Remuneration Policy is to provide compensation in a form that attracts, retains and motivates the Executive Director in this international, fast growing and highly competitive labor market. In addition, our compensation programs strive to align the compensation of our Executive Director with the short- and long-term performance of the Company as well as the interests of the stakeholders of the Company and recognize individual performance and achievements. The compensation of our Executive Director is reviewed on a regular basis.

Competitive Environment and Peer Group

The Company operates in a highly competitive and fast-growing environment where most of our peers are U.S.-headquartered companies. In addition, the European labor market for senior management and executive talent in the data center industry is extremely competitive.

We recognize that there are differing and, on occasion, conflicting norms in terms of compensation practices between the Netherlands and the U.S. Our goal is to achieve a balanced approach to attract and retain the best talent. We therefore fashion our compensation structures and pay mix to blend both European and U.S. practices, while considering the dynamics of the industry in which we operate and compete for top talent.

We assess the compensation of the Executive Director against the compensation of executive directors at peer companies, based on peer group data provided by Mercer and others. In addition to this peer group data, we consider the experience, tenure, performance, impact and contributions of our Executive Director when evaluating pay-related decisions.

Our peer group consists of the companies listed below, most of which have European operations and with which we compete for talent, customers and/or capital. The benchmarking analysis takes into consideration the relative size of the Company, the Company’s European operations, and the growth trajectory of the Company. Our goal is to provide the Executive Director with a competitive target compensation package (considering the factors mentioned above) with a strong pay-for-performance orientation, to provide alignment with shareholder interests. We benchmark our compensation levels every three years, under the guidance of the Compensation Committee. The most recent benchmark analysis that served as the basis for 2018 compensation decision making was performed by Mercer in March 2017.

Our peer group consists of the following companies:

• Akamai Technologies	• Digital Realty Trust	• Internap Network Services

• Autodesk	• Equinix	• Red Hat

• Coresite Realty	• F5 Networks	• Synopsys

• CyrusOne	• Factset Research Systems	• Trimble Inc.

2018 Executive Director Total Direct Compensation Summary

The following sections provide details of our Executive Director’s 2018 at target and actual total direct compensation. For details of our Executive Director’s compensation in 2016 and 2017, please refer to Note 26 to our consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on April 30, 2019.

The total direct compensation package of our Executive Director is composed of fixed compensation (base salary and car allowance) and at risk compensation. Overall, for 2018, at risk compensation was 83% of at target total direct compensation and 88% of actual total direct compensation.

The at risk component of at target total direct compensation includes the 2018 at target value of the STI cash bonus (the “Target Cash Bonus”) and the 2018 at target value of the LTI award on the award date (the “Target LTI Award”). The actual value of the 2018 LTI award will be subject to the number of shares earned based on the Company’s relative Total Shareholder Return (“TSR”) performance over the 2018-2020 performance period, Board and then shareholder approval of the final award pay-out at the 2021 Annual General Meeting, and the Company’s share price at the time the shares will vest in 2021 and 2022. The chart below provides the mix and the amounts of the Executive Director’s 2018 at target total direct compensation.

*

Based on the Target LTI Award for 2018 (400% of 2018 base salary), the 2018 Conditional Award of performance shares was 45,116 performance shares valued at €2,200,000 on the Conditional Award date of February 1, 2018. The Final Award is subject to the Company’s TSR performance relative to the TSR performance of the S&P SmallCap 600 over the period January 1, 2018 through December 31, 2020. The Final Award will be determined in early 2021 and will require Board and then shareholder approval at the 2021 Annual General Meeting. If approved, it will vest in two equal installments in 2021 and 2022.

The at risk component of actual total direct compensation includes the actual value of the STI cash bonus earned by the Executive Director for the achievement of predetermined company and individual objectives for the year 2018, and the value at vest of performance shares from the 2014 and 2015 performance share awards to the Executive Director that vested in 2018. The STI cash bonus will be paid in June 2019, subject to shareholder approval of the 2018 Annual Accounts at this Annual General Meeting).

The chart below provides the mix and the amounts of the Executive Director’s 2018 actual total direct compensation.

Further detail will be provided on the following pages.

Base Salary and Car Allowance

For 2018, no adjustments were made to our Executive Director’s base salary (€550,000) and car allowance (€40,000).

STI (Short-Term Incentive)

The STI plan for our Executive Director provides for an annual cash bonus. The Target Cash Bonus is set on an annual basis at the beginning of each performance year. The actual pay-out from the STI plan depends on the achievement of Revenue, Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performance objectives are set each year by the Compensation Committee at the beginning of the performance period and are based on the Company’s operating plan. Individual objectives are focused on internal organizational improvements.

The performance achievement on each of these measures, together with their respective weighting, determine the pay-out of the STI cash bonus in accordance with the table below, with pay-outs for performance between the levels shown determined using linear interpolation.

	Pay-out at Threshold Performance (% of Target Cash Bonus)	Pay-out at Target Performance (% of Target Cash Bonus)	Pay-out at Maximum Performance (% of Target Cash Bonus)
Revenue	0%	40%	60%
Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%

Pay-out as % of Target Cash Bonus	0%	100%	145%

The Target Cash Bonus for 2018 was 110% of base salary (unchanged from 2017), or €605,000, with a maximum pay-out opportunity of 145% of the Target Cash Bonus (160% of base salary). The table below sets out the performance targets set for 2018 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance*	Pay-out (% of Target Cash Bonus)
Revenue (in million €)	40%	561.5	564.7	54.1%
Adjusted EBITDA Margin	40%	45.8%	45.9%	43.4%
Individual Performance Objectives	20%		120.0%	24.0%

Overall Performance Achievement %				121.5%

*

For 2018, the performance against the Revenue and Adjusted EBITDA Margin targets was calculated based on constant currency. Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period, rather than the actual exchange rates in effect during the current period. Reported Revenue and Adjusted EBITDA Margin were €561.8 million and 45.9%, respectively.

Based on actual performance delivered in the performance year 2018, an STI cash bonus pay-out of €735,115 (121.5% of the Target Cash Bonus or 133.7% of base salary) was approved by the Board in April 2019. The STI cash bonus will be paid in June 2019, subject to shareholder approval of the 2018 Annual Accounts at this Annual General Meeting.

LTI (Long-Term Incentive)

Under the terms and conditions of the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”), which is included as an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on May 31, 2017,2 performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The number of performance shares conditionally awarded per annum (the “Conditional Award”) is determined by the Executive Director’s base salary and the Target LTI Award (as            % of base salary) for the year, and the average Company closing share price and USD/EUR exchange rate during the month of January in the first year of the performance period.

[2]

The terms and conditions of the 2017 Plan apply to the 2017 and future conditional performance share awards to our Executive Director, and retroactively to shares from the conditional performance share awards made to the Executive Director in 2015 and 2016, that were unvested at the time of the adoption of the 2017 Plan.

The Conditional Award of performance shares to the Executive Director is granted at target and then subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P SmallCap 600 over a three-year period. The three-year performance period runs from January 1 in the first year of the performance period through December 31 in the third year of the performance period. The basis for the performance achievement calculation is the average closing share price in the month of January in the first year of the performance period and the average closing share price in the month of December in the third year of the performance period. Performance is measured based on a percentile ranking basis, with final award pay-outs (“Final Award”) in number of shares in accordance with the performance/pay-out table below. This performance/pay-out scale is consistent with common practices at US companies and those companies in our peer group.

TSR Performance Categories (S&P SmallCap 600 Constituents)	Final Award (% of number of performance shares conditionally awarded)
75th Percentile or greater	175%
50th Percentile	100%
25th Percentile	25%
Less than 25th Percentile	0%

For performance between percentile levels shown, pay-outs are linearly interpolated.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the Final Award) will vest upon approval at the Company’s Annual General Meeting of shareholders in the year following the end of the three-year performance period. The second instalment (50% of the Final Award) will vest on January 1st the year after.

The 2017 Plan has no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement was appropriate at the time of the adoption of the 2017 Plan. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary (please see Item 7, page 68, of our Annual Report on Form 20-F as filed with the SEC on April 30, 2019, for beneficial ownership as of April 15, 2019). The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company and will keep this matter under regular review.

Upon retirement, permanent disability or death of the Executive Director, all outstanding and unvested portions of LTI awards will be pro-rated for that portion of the performance period served by the Executive Director. The pro-rated number of shares will then be adjusted for relative TSR performance over the three-year performance period, and vest in accordance with the vesting schedule of the 2017 Plan and/or individual award agreement, as applicable.

In the event the management agreement between the Executive Director and the Company is terminated for cause, all vested and unvested parts of awards made pursuant to the 2017 Plan will be forfeited immediately.

LTI: Performance Shares Vested in 2018 from 2014 and 2015 Performance Share Awards

In 2018, two tranches of a total of 65,462 performance shares vested at a value of €3.646 million. The table below provides the details of the two vesting tranches.

Conditional Award Year	Vest Date	# Performance Shares Vesting	Vesting Share Price	Value Realized on Vesting (€’000)
2014	June 6, 2018	35,432	$65.77	1,982
2015	August 8, 2018	30,030	$64.28	1,664

The 35,432 shares related to the 2014 performance year were awarded in accordance with the terms and conditions of the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan (the “2013 Plan”). They received shareholder approval at the 2016 Annual General Meeting.

The 30,030 shares related to the 2015 performance year were awarded in accordance with the terms and conditions of the 2017 Plan. This was the first instalment (50%) of the Final Award of 60,060 performance shares, which was approved by the shareholders at the 2018 Annual General Meeting. The Final Award was calculated based on InterXion’s three-year TSR performance at the 85th percentile of the S&P SmallCap 600 (performance period January 1, 2015 through December 31, 2017). The second instalment of 30,030 shares (50% of the Final Award of 60,060 performance shares) vested on March 11, 2019 at the value of €1.682 million (vesting share price $62.96).

LTI: Final Award of Performance Shares Conditionally Awarded in 2016

Based on the Executive Director’s 2016 base salary (€550,000) and the Target LTI Award for the year 2016 (300% of base salary), the 2016 conditional performance share award to the Executive Director was calculated at 61,469 performance shares.

The following table provides the TSR performance of the constituents of the S&P SmallCap 600 and the Company’s TSR performance over the period January 1, 2016 through December 31, 2018. The Company’s share price increased from $29.16 to $57.02 over the three-year performance period, which equals a three-year cumulative TSR performance of 96%. Based on the Company’s three-year cumulative TSR performance of 96%, the Company ranked in the 82nd percentile of the S&P SmallCap 600.

TSR Performance Categories	2016-2018 Actual Cumulative TSR Performance*
S&P SmallCap 600 Constituents
75th Percentile	75%
50th Percentile	35%
25th Percentile	-6%
InterXion
82nd Percentile	96%

*

Starting price reflects the average closing share price in the month of January 2016, ending price reflects the average closing share price in the month of December 2018. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on re-invested dividends, all over the relevant performance period.

Based on the Company’s 82nd percentile performance and in accordance with the plan performance/pay-out table, 175% of the Conditional Award to the Executive Director related to the 2016 performance year was earned, which equates to 107,571 shares. The Final Award of 107,571 performance shares was approved by the Board on April 3, 2019.

The Final Award of 107,571 performance shares is subject to shareholder approval at this Annual General Meeting. Should the Final Award be approved at the Annual General Meeting, 50% of the Final Award (or 53,786 performance shares) will vest upon such approval and 50% of the Final Award (or 53,785 performance shares) will vest on January 1, 2020.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF 107,571

PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR RELATED TO THE 2016

PERFORMANCE YEAR.

PROPOSAL 8 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES

At the Annual General Meeting held on June 29, 2018, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares and grant rights to subscribe for up to 2,441,601 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes.

This designation will end on December 28, 2019 but may be extended by the general meeting for a period not exceeding five years.

In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan (which is an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on June 23, 2011) and its current 2013 Plan and 2017 Plan, the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 30, 2019, 3,237,824 of these shares have been issued to participants. In order to allow the Company to continue to issue shares out of this pool to meet its obligations under its long term incentive plans, it is proposed to extend by 18 months (through December 27, 2020) the designation of the Board as the corporate body of the Company authorized to issue the remaining 2,035,547 shares or grant rights to subscribe for these shares (which represent approximately 3% of the Company’s currently issued share capital) in relation to its current and future employee incentive schemes. If this authorization is granted then the current authorization shall no longer be exercised.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD, FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR UP TO 2,035,547 SHARES IN RELATION TO THE COMPANY’S CURRENT AND FUTURE EMPLOYEE INCENTIVE SCHEMES.

PROPOSAL 9 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO EMPLOYEE INCENTIVE SCHEMES

At the Annual General Meeting held on June 29, 2018, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares and grant rights to subscribe for up to 2,441,601 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes.

This designation will end on December 28, 2019 but may be extended by the general meeting for a period not exceeding five years.

In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan (which is an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on June 23, 2011) and its current 2013 Plan and 2017 Plan, the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 30, 2019, 3,237,824 of these shares have been issued to participants. In order to allow the Company to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to its current and future employee incentive schemes, it is proposed to extend by 18 months (through December 27, 2020) the designation of the Board as the corporate body of the Company authorized to restrict or exclude the right of pre-emption in relation to such issuances. If this authorization is granted then the current authorization shall no longer be exercised.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD. FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING. AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS IN RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO THE COMPANY’S CURRENT AND FUTURE EMPLOYEE INCENTIVE SCHEMES.

PROPOSAL 10 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES

At the Annual General Meeting held on June 29, 2018, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares and grant rights to subscribe for shares up to 10% of our current issued share capital for general corporate purposes.

This designation will end on December 28, 2019 but may be extended by the general meeting for a period not exceeding five years.

In order to allow the Company to be sufficiently flexible in relation to its funding requirements, it is proposed to extend by 18 months (through December 27, 2020) the designation of the Board as the corporate body of the Company authorized to issue shares and grant rights to subscribe for shares representing up to 10% of the Company’s currently issued share capital. If this authorization is granted then the current authorization shall no longer be exercised.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD, FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES, UP TO 10% OF THE CURRENT ISSUED SHARE CAPITAL OF THE COMPANY

PROPOSAL 11 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES

At the Annual General Meeting held on June 29, 2018, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares and grant rights to subscribe for shares up to 10% of our current issued share capital for general corporate purposes.

This designation will end on December 28, 2019 but may be extended by the general meeting for a period not exceeding five years.

In order to allow the Company to restrict or exclude pre-emption rights in respect of any issuance of shares for general corporate purposes, it is proposed to extend for 18 months (through December 27, 2020) the designation of the Board as the corporate body of the Company authorized to restrict or exclude the right of pre-emption in relation to the issuance of shares for general corporate purposes. If this authorization is granted then the current authorization shall no longer be exercised.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD, FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS IN RESPECT OF ANY ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES.

PROPOSAL 12 – APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2019

The Company’s Articles of Association provide that the shareholders at the Annual General Meeting instruct an auditor to examine the annual accounts drawn up by the Board, to lay a report of their findings before the Board and to make a statement with regard thereto.

The Board is asking shareholders to instruct KPMG Accountants N.V. to act as independent auditor for the year ending December 31, 2019.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2019.

PROPOSALS FOR THE 2020 ANNUAL GENERAL MEETING

Because we are a Dutch public limited company whose shares are traded on the NYSE, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board to be considered for election at the 2020 Annual General Meeting or if you wish to submit another kind of proposal for consideration by shareholders at the 2020 Annual General Meeting.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2020 Annual General Meeting, you must fulfil the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the 2020 Annual General Meeting.

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

NYSE rules and regulations require listed companies to have a Board with a majority of independent directors. The Company’s Board currently consists of six directors.

Under the NYSE listing standards, no director qualifies as independent unless the Board of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the Board applies independence standards that conform to the independence requirements of the NYSE. The Board considers all relevant facts and circumstances in making its independence determination.

The Board has determined that each of Frank Esser, Mark Heraghty, Rob Ruijter, David Lister and Jean Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining director, David Ruberg is considered to be non-independent.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfils these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov.

OTHER MATTERS

Our Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

June 4, 2019

A copy of our Dutch statutory annual accounts for the financial year ended December 31, 2018 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands.